[FIFTH THIRD FUNDS LETTERHEAD]

January 12, 2010

VIA EDGAR CORRESPONDENCE

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:   Fifth Third Funds ("Registrant")
      (File Nos. 33-24848 and 811-05669)

Dear Ms. Stout:

This letter responds to the comments on Form N-SAR for the Registrant on behalf of the Fifth Third Institutional Government Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Prime Money Market Fund and Fifth Third U.S. Treasury Money Market Fund (each, a "Money Market Fund") filed on March 31, 2009 and September 22, 2009 and that were provided by telephone on January 5, 2010.

1. SEC COMMENT: In Form N-SAR, Question 74W requests that the Registrant provide mark-to-market net asset value per share for money market funds only (to four decimals). The Registrant currently has four money market funds. The Fifth Third Institutional Government Money Market Fund, the Fifth Third Institutional Money Market Fund and Fifth Third U.S. Treasury Money Market Fund each has Institutional, Select, Preferred and Trust Shares. The Fifth Third Prime Money Market Fund has Institutional, Class A, Class B and Class C shares. The Commission has requested the Registrant amend each Form N-SAR for each Money Market Fund to include the composite level mark-to-market net asset value per share for each Money Market Fund.

RESPONSE: The Registrant left Question 74W blank for each of the Money Market Funds since there were not enough fields to provide mark-to-market net asset value per share for each class of each Fund. The Registrant will amend Question 74W on each Form N-SAR filing to include the composite level mark-to-market per share for each Money Market Fund.

The Registrant reviewed Question 74W on Form N-SAR filed on March 28, 2008 and Form N SAR filed on October 3, 2008 for each of the Money Market Funds and confirms that the composite level market-to-market per share for each Money Market Fund was included in the applicable response.

If you have any further comments or questions, please contact me at (513) 534-6408.

                                         Sincerely,

                                         /s/ Matthew A. Swendiman

                                         Secretary of the Registrant

cc:   S. King